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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                          ---------------------------

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934*

                          ---------------------------

                                 MP3.COM, INC.
                               (Name of Issuer)

                          ---------------------------

                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                          ---------------------------

                                   811850106
                                (CUSIP Number)

                          ---------------------------

                               Guillaume Hannezo
                            Chief Financial Officer
                            Vivendi Universal, S.A.
                            42, avenue de Friedland
                          75380 Paris Cedex 08 France
                                33-1-7171-1712
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                     ------------------------------------

                                   Copy to:
                             Faiza J. Saeed, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                     ------------------------------------

                                 May 20, 2001
            (Date of Event Which Requires Filing of this Statement)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 421969106
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(1)    NAME OF REPORTING PERSON
       Vivendi Universal, S.A.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
       I.R.S. I.D.  N/A
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                (a) (  )
                (b) (  )
--------------------------------------------------------------------------------
(3)    SEC USE ONLY

--------------------------------------------------------------------------------
(4)    SOURCE OF FUNDS
       00
       WC
--------------------------------------------------------------------------------
(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                          (  )
--------------------------------------------------------------------------------
(6)    CITIZENSHIP OR PLACE OF ORGANIZATION
       France
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       NUMBER OF           (7)   SOLE VOTING POWER
        SHARES                   3,000,000
    BENEFICIALLY           -----------------------------------------------------
      OWNED BY             (8)   SHARED VOTING POWER
        EACH                     34,947,112
     REPORTING             -----------------------------------------------------
       PERSON              (9)   SOLE DISPOSITIVE POWER
        WITH                     3,000,000
                           -----------------------------------------------------
                           (10)  SHARED DISPOSITIVE POWER
                                 None
--------------------------------------------------------------------------------
(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       37,947,112
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)
--------------------------------------------------------------------------------
(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       52.9%
--------------------------------------------------------------------------------
(14)   TYPE OF REPORTING PERSON
       CO
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          Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Vivendi Universal, S.A. that it is the beneficial owner of any of the common stock of MP3.com, Inc. referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.   Security and Issuer:

          This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share ("MP3.com Common Stock"), of MP3.com, Inc., a Delaware corporation ("MP3.com"). The address of the principal executive offices of MP3.com is 4790 Eastgate Mall, San Diego, CA 92121.

Item 2.   Identity and Background.

          (a) The name of the person filing this Statement is Vivendi Universal, a societe anonyme organized under the laws of France ("Vivendi Universal").

          (b) The address of the principal office and principal business of Vivendi Universal is 42, avenue de Friedland, 75380 Paris Cedex 08, France.

          (c) Vivendi Universal is a company engaged in the media, communications and environmental services businesses. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Vivendi Universal's directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling Vivendi Universal.

          (d) During the past five years, neither Vivendi Universal nor, to Vivendi Universal's knowledge, any person named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither Vivendi Universal nor, to Vivendi Universal's knowledge, any person named in Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Not applicable.

Item 3.   Source and Amount of Funds or Other Consideration.

          Vivendi Universal and certain stockholders of MP3.com entered into a stockholder agreement to induce Vivendi Universal to enter into the Merger Agreement (defined below). Pursuant to the Stockholder Agreement (the "Stockholder Agreement") dated May 20, 2001, among Vivendi Universal and certain significant stockholders of MP3.com, including Michael L. Robertson, MP3.com's Chairman and Chief Executive Officer, Robin D. Richards, MP3.com's President and a Director, and several investment funds for which Mark A. Stevens, a Director of MP3.com and a General Partner of Sequoia Capital, is a managing member of the general partner, or a partner, of such funds (collectively, the "Stockholders"), the Stockholders have agreed to vote their shares, totaling 34,947,112 shares (the "Subject Shares"), representing 50.9% of MP3.com's outstanding capital stock, in favor of the Merger (defined below).

          On May 20, 2001, Vivendi Universal, MP3.com, and Metronome Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Vivendi Universal ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement").

          The Merger is subject to certain conditions. The descriptions of the Merger Agreement and the Stockholder Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 2.1 and 99.1, respectively.

Item 4.   Purpose of Transaction.

          (a)-(b) Pursuant to the Merger Agreement and the actions contemplated therein, MP3.com will be merged with and into Merger Sub (the "Merger"), with Merger Sub continuing as the surviving corporation and as a wholly owned subsidiary of Vivendi Universal (the "Surviving Corporation"). Upon completion of the Merger, each issued and outstanding share of MP3.com Common Stock will be exchanged for the right to receive either (i) $5.00 in cash, or (ii) a number of Vivendi Universal's American depositary shares having a value of $5.00. However, subject to aggregate transaction consideration caps of 50% cash consideration and 50% share consideration, there may occur some proration.

          (c) Not applicable.

          (d) Upon consummation of the Merger, the sole director of the Surviving Corporation shall be the existing sole director of Merger Sub, until his resignation or removal or until his successor or successors are duly elected and qualified. The existing sole director of Merger Sub is George E. Bushnell
III. The officers of the Surviving Corporation shall be the existing officers of MP3.com, until resignation or removal or until their respective successors are duly elected and qualified.

          (e) Other than as a result of the Merger described in Item 3 above, not applicable.

          (f) Not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation of the Surviving Corporation shall be amended to read as set forth in Exhibit 3.1 to this Statement, which is incorporated herein by reference, and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter changed or amended. Upon consummation of the Merger, the By-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the By-laws of the Surviving Corporation until thereafter changed or amended.

          (h)-(i) Upon consummation of the Merger, the MP3.com Common Stock will be delisted from the Nasdaq Stock Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

          (j) Other than as described above, Vivendi Universal currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although Vivendi Universal reserves the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.

          (a)-(b) As a result of the Stockholder Agreement and its ownership of 3,000,000 warrants to purchase shares of MP3.com Common Stock, Vivendi Universal may be deemed to be the beneficial owner of 37,947,112 shares of MP3.com Common Stock. The Subject Shares constitute approximately 50.9% of the issued and outstanding shares of MP3.com Common Stock, based on MP3.com's representation in the Merger Agreement that there were 68,704,430 shares of MP3.com Common Stock issued and outstanding at the close of business on May 17, 2001. Upon exercise of its warrants, the percentage of outstanding shares that Vivendi Universal may be deemed to beneficially own would increase to 52.9%

          Pursuant to the Stockholder Agreement, the Stockholders agreed, among other things, (i) to vote the Subject Shares in favor of (a) the adoption of the Merger Agreement, (b) the approval of the Merger and (c) the approval of the other transactions contemplated by the Merger Agreement, (ii) to vote the Subject Shares against (a) any Takeover Proposal (as such term is defined in the Merger Agreement) and (b) any amendment to the MP3.com certificate of incorporation or by-laws or other proposal or transaction that would impede, frustrate, prevent or nullify the Merger, the Merger Agreement or the other transactions contemplated by the Merger Agreement or change the voting rights of the capital stock of MP3.com, (iii) not to sell, transfer, pledge, assign or otherwise dispose of the Subject Shares other than pursuant to the Merger, (iv) not to enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any Subject Shares, and
(v) not to (A) directly or indirectly solicit, initiate or encourage or take any other action that could facilitate any inquiries or the making of any proposal that could lead to any Takeover Proposal, or (B) enter into or participate in any discussions or negotiations or furnish information or cooperate in any way with any Takeover Proposal.

          Further, by their execution of the Stockholder Agreement, each Stockholder irrevocably granted to and appointed Vivendi Universal and George
E. Bushnell III, Philippe Germond and Gerard Ries, or any of them, and any individual designated in writing by any of them, as his or her proxy and attorney-in-fact to vote the Subject Shares (i) in favor of (A) adoption of the Merger Agreement, (B) approval of the Merger and (C) approval of any other transactions contemplated by the Merger Agreement and (ii) against any Takeover Proposal and (iii) against any amendment to the MP3.com certificate of incorporation or by-laws or any other proposal or transaction that could impede, frustrate, prevent or nullify any provision of the Merger Agreement or the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of the capital stock of MP3.com. The name of each Stockholder and the number of Subject Shares beneficially owned by each Stockholder are set forth in Schedule A to the Stockholder Agreement.

          In addition, the Stockholders (i) agreed (A) to use all reasonable efforts to assist and cooperate with other parties in doing all things necessary to consummate the Merger, and (B) not to issue any press release without the consent of Vivendi Universal, (ii) consented to and approved the actions of the MP3.com board of directors, (iii) waived their appraisal rights under Delaware law and (iv) agreed to deliver an "affiliate" letter, if applicable.

          For purposes of the Stockholder Agreement, "Subject Shares" includes any shares of capital stock of MP3.com acquired by any Stockholder after the date of, and during the term of, the Stockholder Agreement. The Stockholder Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective and (ii) the date of termination of the Merger Agreement in accordance with its terms.

          (c) Neither Vivendi Universal nor, to the knowledge of Vivendi Universal, any person named in Schedule A, has effected any transaction in MP3.com Common Stock during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

Item. 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth in exhibits hereto, to the knowledge of Vivendi Universal, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of MP3.com, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to Be Filed as Exhibits.

          2-1 Agreement and Plan of Merger dated as of May 20, 2001, by and among Vivendi Universal, Merger Sub and MP3.com.

          3-1   Certificate of Incorporation of the Surviving
                Corporation.

          99-1 Stockholder Agreement dated as of May 20, 2001, between Vivendi Universal and certain stockholders of MP3.com.

                                                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 30, 2001

                                  Vivendi Universal, S.A.

                                  by: /s/ George E. Bushnell III
                                      --------------------------
                                      Name:  George E. Bushnell III
                                      Title: Vice President and
                                             Corporate Counsel

                                  SCHEDULE A

(a) Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal. Unless otherwise indicated, the business address of each person listed below is 42, Avenue de Friedland, 75380 Paris Cedex 08, France.



Name and Business          Principal Occupation or Employment      Citizenship
   Address                        and Business Address

Jean-Marie Messier         Chairman and CEO of Vivendi Universal.  France

Edgar Bronfman, Jr.        Vice Chairman of Vivendi Universal.     United States

Eric Licoys                Co-COO of Vivendi Universal.            France

Pierre Lescure             Chairman and CEO of CANAL+, Chairman    France
                           of the Executive Board of Groupe
                           CANAL+ and Co-COO of Vivendi
                           Universal.

Bernard Arnault            Chairman and CEO of LVMH.               France
                           30, avenue Hoche
                           75008 Paris, France

Jean-Louis Beffa           Chairman and CEO of Compagnie de        France
                           Saint-Gobain.
                           Les Miroirs
                           92096 Paris Cedex
                           27, France

Edgar M. Bronfman          Former Chairman of the Board of         United States
                           Seagram.

Richard H. Brown           Chairman and CEO of Electronic Data     United States
                           Systems Corporation.
                           5400 Legacy Drive
                           Plano, Texas 75024-3199

Jean-Marc Espalioux        Chairman of the Executive Board of      France
                           Accor.
                           Tour Maine Montparnasse
                           33, avenue du Maine
                           75755 Paris Cedex
                           15, France

Philippe Foriel-Destezet   Chairman of Nescofin UK Ltd.            France
                           52, rue de la Bienfaisance
                           75008 Paris, France

Jacques Friedmann          Retired Chairman of the Supervisory     France
                           Board of AXA-UAP (Chairman from 1993-
                           2000)
                           80, avenue de Breteuil
                           75007 Paris, France

Guillaume Hannezo          Senior Executive Vice President and     France
                           CFO of Vivendi Universal

Esther Koplowitz           Chairman and Member of the Board of     Spain
                           Directors of Fomento de
                           Construcciones y Contratas.
                           Torre Picasso
                           Plaza Pablo Ruiz Picasso
                           28020 Madrid, Spain

Mario-Josee Kravis         Senior Fellow, Hudson Institute         United States
                           c/o 625 Park Avenue
                           New York, New York 10021

Name and Business          Principal Occupation or Employment      Citizenship
   Address                        and Business Address

Henri Lachmann             Chairman and CEO of Schneider Electric  France
                           Industries
                           43-45, boulevard F. Roosevelt,
                           92500 Rueil-Malmaison, France

Samuel Minzberg            President and Chief Executive Officer   Canada
                           of Claridge Inc.
                           1170 Peel Street
                           Montreal, Quebec H3B 4P2

Simon Murray               Chairman of GEMS Ltd.                   U.K.
                           Princes House-2nd Floor
                           38, Jermyn Street
                           London SW1Y 6DT

Serge Tchuruk              Chairman and CEO of Alcatel             France
                           54, rue de la Boetie
                           75008 Paris, France

Rene Thomas                Honorary Chairman and Director of       France
                           Banque Nationale de Paris-PARIBAS
                           16, boulevard des Italiens
                           75009 Paris, France

Marc Vienot                Honorary Chairman and Director of       France
                           Societe Generale
                           Tour Societe Generale
                           92972 Paris La Defense
                           Cedex, France